January 26th, 2007
CEO: 002/07

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
U.S.A

Re:    Latin American Export Bank
          Form 20-F for the Fiscal Year Ended December 31, 2005
          File No. 001-11414

Dear Mr. Vaughn:

Attached please find our response to the comments raised in your second staff comment letter dated December 8th, 2006, received at the Bank on January 3rd, 2007.  As in our previous letter, staff comments are presented in bold italics, with our responses following each comment.

We again wish to express our satisfaction with the results of your review, and thank you for your comments, which will contribute to improving the quality of our disclosures, for the benefit of all our stakeholders.

As per your request, we have asked KPMG to provide a preferability letter.

Kind regards,

/s/ JAIME RIVERA

Jaime Rivera
Chief Executive Officer

 Annex 1

Form 20-F for the Fiscal Year Ended December 31, 2005

1.

In response to comment two of our letter dated September 19, 2006 as well as in what appears to be proposed disclosure for future filings in Annex 1 of your response dated November 22, 2006 you indicate that the change in estimating the generic allowance for loan losses represents a substantial change in methodology that qualifies as a change in accounting principle from one acceptable method to another under paragraph 7-8 of APB 20.  In light of your response, it does not appear as though this change represents a change in accounting principle as defined in paragraph 7-9 of APB 20 but rather a change in accounting estimate as described in paragraph 10 of APB 20.  Please tell us whether you continue to believe that this change represents a change in principle as opposed to a change in accounting estimate.  If you believe it represents a change in principle, please more clearly explain how you made that determination, and provide us with a preferability letter from your independent public accountant stating whether or not the change is to an alternative principle which In his judgment is preferable under the circumstances.  Alternatively, if you believe that this change represents a change in accounting estimate, provide us with your revised disclosure clarifying that fact, and confirm that you will include such disclosure in your December 31, 2006 Form 20-F.

We continue to believe that this change represents a change in accounting principle, as it involves a change in the method of applying an accounting principle due to the following:

•	The source of probability of default data has been changed, from external to primarily internal.

•	The underlying methodology formula and the calculation of reserves for credit losses have also been changed;

We therefore believe that there is a change in the method used to apply FAS 5 and, consequently, a change in accounting principle according to APB 20.  This is in line with paragraph 7 of APB 20, which states that “The term accounting principle includes not only accounting principles and practices but also the methods of applying them.”

For further clarification, we outline the major changes in the source of data and in the formula for the calculation of the reserve for credit losses per FAS 5:

Change in Source of Data

The source of data used to calculate probable losses was changed.  Under the previous methodology, we used third party probabilities of default and country classifications, whereas the current calculation for probable losses is based on Bladex´s own internal historical probability of default factors and country risk classifications.  The only exception relates to countries classified as high risk, in which case third party probabilities of default are utilized, in view of the Bank’s lack of extensive data for these cases.

Change in Formula

Under the previous methodology reserves for probable credit losses for purposes of FAS 5 were calculated based  on a formula that calculated different total loss factors for transactional risk, client risk and country risk, with the sum of the weighted totals used as the estimated generic allowance for a given client.  The current methodology, however, estimates probable losses based on Bladex’s historical probability of default and a loss given default factor.

Under the previous methodology, reserves for probable credit losses for purposes of FAS 5, were calculated using the following formula:

		a)	Exposure (E) = Accounting balance (on and off-balance sheet) at the end of the period under review.

		b)	Loss Factor (LF) = Loss factor based on external sources:

			a.	LFT = Loss Factor by transaction type, depending on whether the transaction was foreign trade / non-trade, on / off-balance sheet, etc.

			b.	LFC = Loss Factor by client type (bank, non bank), and by internal credit risk classification.

			c.	LFCTY = Loss Factor by country risk classification.

c)

Weight Factor (WF) =  weighting factors for transaction, client and country risks, based on a table driven by country risk classification, with the sum total of the three weight factors (transaction, client and country) adding to 100%:

			a.	WFT = Weight Factor for transaction type exposure.

			b.	WFC = Weight Factor for client exposure.

			c.	WFCTY = Weight Factor for country exposure.

Under the current methodology, reserves for probable credit losses according to FAS 5 are calculated using the following formula:

		a)	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review, segregated by country.

b)

Probabilities of Default (PD) = one-year probability of default applied to the portfolio in each country.  Default rates are based on Bladex’s historical portfolio performance during an eight-year period, complemented by Standard&Poor’s probabilities of default for higher risk cases, in view of the greater robustness of S&P data for such cases.

c)

Loss Given Default (LGD) = a factor of 45% is utilized, based on best practices in the banking industry.  This factor applies to all countries, except those classified as higher risk, in which case management applies historical loss experience on a case-by-case basis.

2.	As a related matter, please revise your proposed disclosure for future filings to incorporate the following as it relates to your allowance methodology:

	•	A detailed description of your methodology for both on and off-balance sheet exposures.

	•	The formula used to calculate allowance as presented in response to bullet point two in comment two of our letter dated September 19, 2006.

•

A detailed explanation of why the change in estimate resulted in a positive impact on the 2005 net income as it relates to the allowance for loan losses and a negative impact as it relates to the reserve for losses on off-balance sheet credit risk.

	•	The fact that you began compiling historical data in 2004, completed the effort in 2005 and the effect on your determination of the allowance.

•

A table depicting the reversals (provisions) of allowance for loan losses along with a detailed descriptions of the adjustments as presented in response to bullet point four in comment three of our letter dated September 19, 2006, and

•

A discussion of how your methodology accurately captures the estimated losses incurred prior to year-end but charged off in subsequent periods.  If true, specifically confirm in your disclosure that “the new methodology utilizes one-year probabilities of default” in order to estimate the amount of loss that “has been incurred at the date of the financial statements” pursuant to paragraph 8 of SFAS5.

3.

We note your response to comment three of our letter dated September 19, 2006 along with what appears to be proposed disclosure for future filings in Annex 1 of your response dated November 22, 2006.  Please enhance this disclosure to include the following:

	•	quantification of restructurings and sales of loans from your Argentine portfolio,

	•	a more robust discussion of the timing of these restructurings and sales of loans from the Argentine portfolio,

	•	a detailed discussion of the factors that led to the improved scenario in Argentina resulting in higher commodity prices and the restructuring of its sovereign debt,

	•	other factors to support the reported loan loss provision reversals in 2003, 2004 and 2005, and

	•	the amount of loans remaining in your Argentine portfolio and related allowance associated with these loans.

Note: The following proposed disclosure responds to comments two and three of your letter, and will be incorporated in the Bank’s December 31, 2006 Form 20-F:

Allowance for Credit Losses

The allowance credit losses is provided for risk on losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses.

During the third quarter of 2005, Bladex implemented a new methodology for estimating generic allowances for credit losses.  The new methodology is now driven primarily by Bladex’s own historical probability of default and loss experience, as well as an internal country risk classification , rather than relying exclusively on third party data, as was formerly the case.  This change in methodology was the result of the Bank’s decision to adapt best practices in the banking industry, and is in line with FAS 5, which calls for internal historical performance data in the estimation of credit loss reserves.  The Bank began compiling its eight-year historical data-base in 2004, completing the effort during 2005.

The allowance for credit losses includes an asset-specific component and a formula-based component.  The asset-specific component relates to provision for losses on credits considered impaired and measured on a case-by-case basis pursuant to FAS 114.  An allowance is established when the discounted cash flows (or collateral value of observable market price) of the credit is lower than the carrying value of that credit.  The formula-based component covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on various statistical analysis and management’s qualitative judgment.  The statistical calculation is a product of internal risk classifications, probabilities of default, and loss give default.

The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

a)	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review, segregated by country.

b)

Probabilities of Default (PD) = one-year probability of default applied to the portfolio in each country.  Default rates are based on Bladex´s historical portfolio performance per rating category during an eight-year period, complemented by Standard&Poor’s probabilities of default for high risk cases, in view of the greater robustness of S&P data for such cases.

c)

Loss Given Default (LGD) = a factor of 45% is utilized, based on best practices in the banking industry.  This factor applies to all countries, except those classified as higher risk, in which case management applies historical loss experience on a case-by-case basis. .

Bladex’s new methodology used to assess its generic reserve for credit losses is in line with FAS 5 because it provides a reasonable estimate of credit losses by calculating Probability of Default and Loss Given Default factors (FAS 5, par 8), supported by the Bank’s own historical experience (FAS 5, par. 23).  According to best market practices, the new methodology utilizes one-year probabilities of default, which are updated annually in order to capture the Bank portfolios’ most recent performance. These Probabilities of Default, along with the Loss Given Default factor, are used to estimate the amount of losses incurred at the date of the financial statements on the basis of historical performance, but which are not yet identifiable pursuant to paragraph 8 of FAS 5.  These amounts, therefore, represent loan net charge-offs that are likely to be realized in subsequent periods.

The Bank classifies the allowance for credit losses into two components:

1)	Allowance for Loan Losses:

	December 31,

(In US$ thousand)	2005	2004	2003

Balance at beginning of the year	106,352	224,347	429,720
Reversal of provision for loan losses:
Current year allocation	(48,180)	(111,400)	(69,508)
Effect of a change in the credit loss reserve methodology - 2005	(5,975)	0	0
	(54,155)	(111,400)	(69,508)
Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	(5,937)	0	0
Loan recoveries	2,612	6,396	1,971
Loans written-off against the allowance for loan losses	(9,424)	(12,991)	(137,836)
Balance at end of the year	39,448	106,352	224,347

2)          Reserve for Losses on Off-Balance Sheet Credit Risk, such as confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments:

(In US$ thousand)	December 31,

	2005	2004	2003

Balance at beginning of the year	33,101	33,972	23,369

Provision (reversal) for losses on off-balance sheet credit risk:

Current year allocation	(210)	(871)	10,603

Effect of a change in the credit loss reserve methodology – 2005	15,991	0	0

	15,781	(871)	10,603

Cumulative effect on prior years (to December 31, 2004) of a change in the credit loss reserve methodology	3,204	0	0

Balance at end of the year	52,086	33,101	33,972

The effect of the change in methodology for 2005 decreased net income by US$10.0 million, or US$0.26 per share (resulting from a loan loss reserve provision reversal of US$6.0 million, and an off-balance sheet reserve provision charge of US$16.0 million). In addition, the adjustment to apply retroactively the new methodology (to December 31, 2004) increased net income for 2005 by US$2.7 million (resulting from a loan loss reserve provision reversal of US$5.9 million and an off-balance sheet reserve provision charge of US$3.2 million).  The pro-forma amounts shown on the income statement have been adjusted for the effect of retroactive application of the credit loss reserve, which could have been applied, had the new methodology been in effect.

The US$11.9 million overall positive impact on 2005 net income as it relates to the allowance for loan losses results from the use by the Bank of its own historical portfolio performance to determine the Probabilities of Default, whereas the previous methodology utilized only S&P Probabilities of Default, which are more severe, given the more selective and specialized nature of the Bank’s portfolio (short-term trade finance).  To a lesser extent, the result was also affected by the fact that the current methodology utilizes one-year probabilities of default, given the short-term nature of the Bank’s portfolio (average maturity of 264 days), whereas the previous methodology utilized the probabilities of default of the remaining tenor of each loan, which resulted in more severe factors when exposures were longer term.

With regard to the reserve for losses on off-balance sheet credit risk, the US$19.2 million overall negative impact on 2005 net income resulted from the fact that the previous methodology considered a somewhat lower probability of default for off-balance sheet items, whereas the current methodology applies the same factor to both, on and off-balance sheet items. This is because the Bank’s data at this date is insufficient to allow for segregated probabilities of default on a robust basis.  In this regard, we note that the Bank was forced in the aftermath of the Argentine crisis to reserve for both on and off-balance sheet items on an equal basis.

Reversals of Argentine Specific Provision for Credit Losses

The crisis in Argentina that began in December 2001, escalated into a full-scale political and economic crisis, which resulted in the default by the Argentine government on more than $50 billion of sovereign debt.  Efforts by the Argentine government to contain the situation were followed by civil unrest and riots and a succession of government collapses and resignations.  This economic crisis resulted in the imposition by the Argentine government of a number of measures, including a freeze on bank deposits, forced conversion of dollar-denominated bank deposits, a 70% currency devaluation, and the imposition of exchange controls.  Because of the Argentine crisis, the Bank’s

Argentine obligors faced repayment difficulties.  At December 31, 2001, the Bank’s Argentine credit portfolio totaled US $1.1 billion.  The Bank classified as impaired nearly its entire Argentine exposure due to these collectibility concerns and increased its allowance for credit losses during 2001 and 2002 by $77 million and $279 million, respectively, bringing the total credit reserves assigned to its Argentine portfolio to $380 million at December 31, 2002.

In the years following the crisis, Argentina continued to experience important problems and uncertainties, such as its defaults on debt with the World Bank and IMF, exchange controls, the need for important structural reforms (related to public security and the financial system), and political conflicts and domestic uncertainty.  These factors forced the Bank to maintain strong provisioning coverage on its Argentine portfolio during these years.

Beginning in 2002, the Bank negotiated the restructuring of its Argentine portfolio and sold at a discount most of the positions that the Bank estimated had the lowest probability of collection.  At the close of 2003, the Bank had restructured, sold or charged-off all of its non-performing exposures, with the exception of four clients for a total $33.8 million. During 2004 and 2005, the Bank was able to sell these four exposures.  The restructuring process was made possible in part by the exception granted to Bladex by the Central Bank of Argentina regarding the foreign exchange controls imposed at the early stage of the crisis.

In 2003, the economic scenario in Argentina started to improve gradually.  After an 11% negative economic growth in 2002, the country achieved a 9% GDP growth in 2003, and in each of the following two years.  The country benefited from post-crisis catch-up effects and a declining interest rate environment, combined with increasing prices of its most important commodities, wheat and soy, driven by a strong demand from Asian markets, which had a positive effect on the country’s balance of payments and current accounts.  During 2005, the country benefited from the sovereign foreign debt restructuring process, involving a deep descent in value and reduced interest payments, which eased the pressure on its balance of payments and consequently, increased the availability of hard currency for Argentine corporations to repay their obligations.

The following table shows Argentina’s key economic indicators for the years indicated, reflecting an improved economic scenario from 2003 through 2005:

Key Economic Indicators – Argentina

	2000	2001	2002	2003	2004	2005

Real GDP Growth (%)	-0.8%	-4.4%	-10.9%	8.8%	9.0%	9.2%
Fiscal Balance (% GDP)	-2.4%	-3.2%	-1.5%	0.5%	2.6%	1.8%
Public-sector Debt (% GDP)	45.1%	53.8%	145.9%	138.3%	126.4%	72.8%
Inflation (%)	-0.7%	-1.5%	41.0%	3.7%	6.1%	12.5%
Current Account (US$ millions)	-8,989	-3,336	8,710	8,051	3,427	5,705
Current Account (% GDP)	-3.2%	-1.2%	8.5%	6.2%	2.2%	3.1%
Forex Reserves (US$ millions)	25,147	14,553	10,489	14,153	18,884	27,179
Debt Service ratio (%)	70.8%	42.2%	59.8%	79.3%	66.9%	47.3%

All of these factors contributed to a gradual improvement and more stable economic situation, which in turn improved the financial flexibility of many clients, allowing them to comply with their contracted payments or even make prepayments, in view of the fact that the restructured loans and those that continued to perform as originally contracted carried substantially higher rates than prevailing rates at the time of prepayments.  As a result, the Bank was able to decrease its impaired loan portfolio in Argentina by $294 million, $191 million, and $184 million, respectively, for the years 2003, 2004 and 2005, respectively, as well as to recover previously charged-off loans, resulting in reversals of loan loss provisions for $69 million, $105 million and $48 million, respectively.  These reversals resulted from loan collections and sales that exceeded their respective net book values.  At December 31, 2005, the Bank’s total Argentine restructured loan portfolio amounted to US$23 million and allocations from the allowance for loan losses amounted to $10 million.

The following table sets forth information regarding the Bank’s reversals (provisions) of allowance for loan losses during the years indicated:

Reversals (Provisions) of Allowance for Loan Losses

(US$millions)	2005	2004	2003

Argentine reversals related to sale of loans	2.9	6.3	62.8
Argentine reversals related to credit restructurings and collections, and changes in expected loss levels	45.1	92.5	5.0

Argentine Specific Reserves Reversals - Total	47.9	98.8	67.8
Brazil Specific Reserves Reversals (Provisions)	13.2	(2.2)	2.3

Total Specific Reserves Reversals	61.1	96.6	70.2
Generic Reserves Reversals (Provisions) - due to changes in credit portfolio composition and risk levels	(15.5)	8.4	(2.6)
Generic Reserves Reversals - due to change in credit loss reserve methodology	6.0	—	—

Total Generic Reserves Reversals (Provisions)	(9.6)	8.4	(2.6)
Recoveries - Argentine credits	0.3	6.4	1.1
Recoveries - Other credits	2.3	—	0.9

Total Recoveries	2.6	6.4	2.0

Total Reversals of Provisions for Loan Losses	54.2	111.4	69.5

1.	2005

The Bank’s US$54 million reversal of provision for loan losses during 2005 was mainly due to the net effect of:

	•	a US$3 million reversal related to the sale of an Argentine loan with a nominal value of US$11 million;

	•	a US$45 million reversal related to the decrease in Argentine restructured loans, reflecting payments and prepayments received during the year;

	•	a US$13 million reversal related to the decrease in Brazilian restructured loans, reflecting payments and prepayments received during the year;

	•	a US$3 million reversal due to recoveries from loans charged-off in previous years;

	•	US$16 million in generic provision charges, due to increased loan exposure; and

	•	a US$6 million reversal due to the change in the credit loss reserve methodology during 2005.

2.	2004

The US$111 million provision reversal during 2004 was mainly due to reversals of provisions related to Argentina, including:

	•	US$92 million in payments and prepayments received on restructured loans,

	•	US$6 million in loan recoveries, and

	•	US$6 million reversal in specific reserves related to sales of loans totaling US$23 million.

In addition, during 2004, the Bank decreased US$8 million in generic reserves assigned to certain countries mainly due to improved risk levels, and reversed US$2 million in specific reserves related to a non-accruing loan in Brazil due to payments received.  These reversals were partially offset by a US$4 million increase in specific reserves assigned to a loan in Brazil placed on non-accrual status during the fourth quarter of 2004.

3.	2003

The Bank’s US$70 million reversal of provision for loan losses during 2003 was mainly due to the net effect of:

	•	US$63 million reversal in specific reserves related to sales of Argentine loans totaling US$214 million,

	•	US$5 million reversal in specific reserves related to payments and prepayments received on restructured Argentine loans,

	•	US$2 million reversal in specific reserves related to a non-accruing loan in Brazil due to payments received,

	•	US$3 million in generic provision charges, due to changes in loan portfolio and risk levels,

	•	US$1 million reversal due to recoveries from Argentine loans charged-off in previous years; and

	•	US$1 million reversal due to recoveries from other loans charged-off in previous years.